Exhibit 10.1

GLOBAL GENERAL TECHNOLOGIES INCORPORATED

EMPLOYMENT AGREEMENT

This Agreement made and entered into at Henderson, Nevada, effective the July 21, 2008, by and between **Global General Technologies Inc.**, a Nevada public corporation (hereinafter referred to as "GLGT" or "Company") and **Joseph K. Petter**, a resident of Scottsdale, Arizona hereinafter referred to as "J. Petter".

IN CONSIDERATION of the mutual promises of the parties, and other valuable consideration, receipt of which is hereby acknowledged, the parties agree as follows:

1. Term.

The Company hereby employs and retains the services of J. Petter for a term of five (5) years commencing July 21, 2008 and ending July 21, 2013, unless otherwise extended (hereinafter "Initial Term") upon the following terms and conditions:

a) the Initial Term, as well as subsequent terms, shall be automatically extended and renewed at the expiration of the prior term for five successive one-year periods ("Extended Term") unless written notice is given otherwise as provided herein;

b) unless modified by an agreement in writing signed by the parties, J. Petter's remuneration shall not be reduced below his initial fee compensation.

2. Duties

During the Term of this Agreement, J. Petter shall act as President, and shall be responsible for various aspects of the operational activities and policies of Company's business devoting his full productive time, energies and abilities under and in accordance with the direction of the Chief Executive Officer, as may be made in good faith from time to time.

3. Compensation.

The full compensation and remuneration of J. Petter for the services provided for herein shall be as follows:

    a. Base Salary.

        (i)   for the first six (6) months following the effective date of this Agreement, J. Petter shall be paid an annual Base Salary in the sum of $50,000 per annum--accrued, due and payable in biweekly installments;

        (ii)   J. Petter shall be paid an annual bonus together with a profit sharing incentive, as outlined in a separate document, entitled Global General Technologies Bonus and Profit sharing plan.

    b. On January 1, 2009 and each successive annual anniversary of this Agreement, the salary components above shall be increased based on the performance of J. Petter as determined by the Board.

4. Additional Compensation.

    a. As additional compensation, the Company shall issue and deliver to J. Petter certain shares of Company stock based on the performance of J. Petter as defined in the Bonus and Profit sharing plan.

    b. All Shares to be fully vested and shall be issued in the name of Joseph K. Petter or designated designee and shall be deemed to be fully paid and non-assessable when issued and delivered.

5. Severance Payment.

In the event J. Petter is terminated prior to July 21, 2013 for any reason, other than Termination for Cause as specified in Paragraph 7 of this Agreement, J. Petter shall be entitled to an immediate severance payment in an amount no less than the Total Cash Compensation to be paid through July 21, 2010 and the shares of the Company's stock as specified in this Agreement.

6.   Fringe Benefits

a.   J. Petter shall be entitled, subject to the terms and conditions of particular plans and programs adopted by the Board of Directors, to all fringe benefits afforded to other senior executives of the Company, including but not by way of limitation, the right to participate in any pension, stock option, retirement, major medical, group health, disability, accident and life insurance, and other employee benefit programs made generally available, from time to time, by the Company as defined in the Bonus and Profit sharing plan.

b.   During the term of this Agreement, the Company shall include J. Petter and his wife in the family health and dental insurance coverage as provided for other executive level employees of the Company

7.   Termination for Cause

The Company shall have the right to terminate this Agreement by written notice upon the occurrence of any of the following events or circumstances:

a.   death of J. Petter;

b. if J. Petter is unable, for reasons of illness, disability or similar causes, to carry out or perform the duties required of him hereunder continuously for one hundred and eighty (180) days or intermittently for an aggregate of one hundred and eighty (180) days in any calendar year during the term of this Agreement;

c. if Employee is terminated for "cause" for any of the following events: (i) any act or omission proven perpetrated as the result of gross negligence and with intent to harm the Company or any of its affiliates, or the business of either; (ii) commission of a felony for which J. Petter is convicted by a court of law; (iii) the proven and continued refusal to follow the written directives of the Chief Executive Officer which are made in good faith and not contrary to law; (iv) if proven J. Petter has so conducted himself (whether in connection with his employment or otherwise) as to render himself unfit to serve as an Officer of the Company or has violated or broken any material covenants or obligations imposed on him by this Agreement; and in the event of termination for cause herein, the Company shall give J. Petter notice of the facts or circumstances constituting same and a reasonable opportunity to cure, rectify or reverse such facts of circumstances, if applicable, and to present evidence to the Chief Executive Officer in mitigation thereof and in order to discern a mere assertion as opposed to actual proof of the underlying circumstances constituting reasonable grounds for termination for cause.

8.   Discoveries and Inventions.

a. J. Petter, in partial consideration of his employment and salary to be paid to him, hereby agrees to disclose promptly to the Company, or any subsidiary, parent, or affiliated company or its nominees, each and every discovery, improvement and/or invention made, conceived and/or developed by him whether at work or away from work during working hours or otherwise, during the entire period of his said employment, which discoveries, improvements and/or inventions are capable of use in any way in connection with the business of the Company and for the same consideration.

b. J. Petter does hereby grant and convey to the Company or its nominee, the entire right, title and interest, domestic and foreign, or such lesser interests as such the Company at its option in any particular case may choose to accept, in and to each or all of said discoveries, improvements and/or inventions; and he does further agree to sign all applications for patents or copyrights, and to execute and deliver all assignments and other documents, and to perform all acts and do all things necessary to make this Agreement and the said grant and conveyance effective with respect to particular discoveries, improvements and/or inventions.

9.   Expenses.

a.   J. Petter is authorized to incur reasonable expenses for conducting and promoting the business of the Company, including expenses for entertainment, dues and similar items under $1000 each as well as travel and lodging expenses under $5,000 each, but expenses in excess of such amounts shall require prior approval by the Chief Executive Officer. The Company will provide a credit card or reimburse J. Petter within ten business days for all such expenses upon presentation by J. Petter, from time to time but no less than monthly, of an itemized and timely account of such expenditures, but only to the extent that such expenses are deductible to the Company pursuant to the United States Internal Revenue Code as amended.

b. The Company will allow J. Petter no more than $1,000 per month for office related expenses.

10. **Vacation.**

J. Petter shall be entitled each year of service to a vacation for a required period of not less than five consecutive business days but not more than thirty business days, during which time his compensation shall be paid in full—including attached weekends and holidays. Such vacation shall be accrued at the rate of .58 (30/52) vacation days for each calendar week worked from the date of this Agreement, and any unused accrued time may be carried over to a subsequent year at the Employee's option.

11. **Confidential Information.**

a.   J. Petter acknowledges and agrees that all confidential information, trade secrets, names of customers, suppliers, financial, accounting or administrative information, business procedures or other information or knowledge which is made known to J. Petter during the course of his employment by the Company (collectively "Trade Secrets") is confidential and the property of the Company.

b.   J. Petter agrees that during the term of his employment by the Company, and at all times thereafter forever, except in the ordinary course of fulfilling his assigned duties and obligations, J. Petter shall not, without the prior express, written consent of the Company, publish, disclose or make known to anyone, or make any use of or authorize, assist, or enable anyone else to publish or disclose or make use of any Trade Secrets or other any confidential information or Company property or any other information or knowledge which becomes known to J. Petter as the result of or during his employment by the Company which would have any economic value to any third party or competitor.

12. **Life and Disability Insurance.**

a.   During the Initial Term or any Extended Term, the Company may elect to insure the life of J. Petter for such amount as the parties shall mutually agree upon. The premiums on such life insurance policy shall be the obligation of the Company, which shall be the owner of said policy. Upon J. Petter's death, the face value shall be paid to J. Petter's estate to purchase all Shares of Common Stock and/or option purchases issued to J. Petter pursuant to this Agreement and J. Petter agrees to cause his estate to sell said Shares to the Company at fair market value on date of death unless said Shares had been sold prior to J. Petter's demise.

13. **Indemnification.**

In the event that J. Petter shall defer salary, advance any expenses or personally guarantee any loan(s) of the Company, the Company may not terminate this Agreement until said amounts and loan(s) has been paid in full, or J. Petter is released from any personal liability pursuant to said guarantee(s). Notwithstanding anything herein to the contrary, and absent gross negligence or fraud perpetuated by J. Petter, the Company does hereby indemnify and agree to hold J. Petter harmless from and against all losses, claims and expenses which J. Petter may sustain by reason of the performance of his duties for the Company, and any guarantee(s) executed by J. Petter for the benefit of Company, including reasonable attorneys' fees in defending against same.

14. **Negative Covenant.**

a. For a period of two (2) years following termination of this Agreement due to expiration of the Term, or for cause, J. Petter will not commit any of the following acts:

(i) on his own behalf or as partner, officer, director, employee, consultant, or stockholder (holding more than five percent (5%) of the issued and outstanding stock of any firm or company), either directly or indirectly, solicit customers of the Company, or perform any work, services, or labor for or on behalf of any firm or company engaged in any business competitive with or similar to the business of the Company in Arizona, or

(ii) solicit for hire or retain the services of any officer, director, agent or employee of the Company to engage in any business competitive with that of the Company.

b. The Company is granted the right by J. Petter to apply to any court of competent jurisdiction for one or more temporary or permanent injunctions enjoining J. Petter, his agents and employees, from violating the provisions of this Agreement and/or from continuing to breach such provisions.

15. **Miscellaneous.**

       a)   **Entire Agreement.** This Agreement embodies the entire agreement between the parties hereto relative to the subject matter hereof and shall not be modified, changed or altered in any respect except in writing signed by both parties to this Agreement.

      b)   **Benefits.** This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective next of kin, legatees, administrators, executors, legal representatives, successors and permitted assigns.

      c)   **Attorneys Fees.** In the event either party is required to obtain the services of any attorney to enforce the provisions of this Agreement, the prevailing party shall be entitled to its reasonable costs and attorney's fees including expert witness fees, and costs of investigation.

      d)   **Illegal Contract.** In case any provision of this Agreement shall be held invalid, illegal or unenforceable, in whole or in part, neither the validity of the remaining part of such provision, nor the validity of any other provision of this Agreement shall in any way be affected thereby.

      e)   **Waiver.** A waiver of any breach of this Agreement, or of any of the terms or conditions by either party thereto, shall not be deemed a waiver of any repetition of such breach or in any way affect any other terms or conditions hereof. No waiver shall be valid or binding unless it shall be in writing signed by the parties.

      f)   **Binding Effect.** This Agreement, when executed by one duly authorized officer of the corporation, shall bind the corporation and its successors and assigns.

      g)   **Successors and Assigns.** Unless otherwise provided for this Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors in interest and assigns, but in no event shall any party be relieved of its obligations hereunder without the express written consent of each other party, and because this Agreement requires the personal services of J. Petter, no assignment of his duties hereunder shall be effective for any purpose whatsoever, and neither this agreement nor the benefits that may accrue to J. Petter shall be assignable and any such assignment shall be void and of no effect.

      h)   **Governing Law.** This Agreement shall be governed by, the laws of the State of Nevada. Each party hereby expressly and irrevocably consents to the jurisdiction of the Nevada courts, and any action hereunder may be commenced and tried only in a court of competent jurisdiction located in Nevada.

i) Time. Time is of the essence of this Agreement and each and every provision hereof. Any extension of time granted for the performance of any duty under this Agreement shall not be considered an extension of time for the performance of any other duty under this Agreement.

j) Notices. Any notice to any party under this Agreement shall be in writing, shall be effective on the earlier of (i) the date when received by such party, or (ii) the date which is three (3) days after mailing (postage prepaid) by certified or registered mail, return receipt requested, to the address of such party set forth as follows:

To: **GLOBAL GENERAL TECNOLOGIES INC.**

  Bob Reed
  Chief Executive Officer
  Global General Technologies Inc.
  10120 S. Eastern Avenue
  Suite 200
  Henderson, NV 89052

To: **J. PETTER**

  Joseph K. Petter
  9457 North 106th Place
  Scottsdale, AZ 85258

k) Additional Acts and Documents. Each party hereto agrees to do all such things and take all such actions, and to make, execute and deliver such other documents and instruments, as shall be reasonably requested to carry out the provisions, intent and purpose of this Agreement.

l) Guarantee of Payment. The Company will cause its Board of Directors to ratify by formal resolution the terms and conditions of this Agreement.

The parties hereto have duly executed this Agreement effective the day and year first above written.

GLOBAL GENERAL TECHNOLOGIES, INC.   JOSEPH K. PETTER

BY: /s/ Bob Reed   BY: /s/ Joseph K. Petter

Bob Reed   Joseph K. Petter

Chief Executive Officer